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Exhibit 18.1

February 26, 2004

Board of Directors
Comfort Systems USA, Inc.
777 Post Oak Blvd, Suite 500
Houston, Texas 77056

Members of the Board of Directors:

        Note 4 of the Notes to the Consolidated Financial Statements of Comfort Systems USA, Inc. (the "Company") included in its annual report on Form 10-K for the year ended December 31, 2003, describes an accounting change regarding the date of the annual goodwill impairment assessment from December 31 to October 1. There is no authoritative literature concerning which measurement date is preferable. However, we conclude that such change is acceptable and based on your business judgment to make these changes for the stated reasons, are preferable in your circumstances.

Ernst & Young LLP

Houston, Texas

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  Exhibit 18.1